

June 13, 2013

Via E-mail
Mr. James E. Braun
Executive Vice President and Chief Financial Officer
MRC Global Inc.
2 Houston Center, 909 Fannin, Suite 3100
Houston, TX 77010

      RE: **MRC Global Inc.**
                Form 10-K for the Year ended December 31, 2012
                Filed February 22, 2013
                Form 10-Q for the Quarter ended March 31, 2013
                Filed May 3, 2013
                File No. 1-35479

Dear Mr. Braun:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 1. Business, page 1

1. In future filings, please disclose the amount of backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Item 6. Selected Financial Data, page 30

2. As indicated in footnote (4), you define Adjusted EBITDA as net income plus interest, income taxes, depreciation and amortization, amortization of intangibles, other non-recurring and non-cash charges (such as gains/losses on the early extinguishment of debt, changes in the fair value of derivative instruments and goodwill impairment) and plus or minus the

impact of our LIFO inventory costing methodology. In future filings, please revise your table that reconciles Adjusted EBITDA to net income, to identify the adjustments you consider non-recurring and those that are non-cash charges. Please note that it is not appropriate to state that a charge is non-recurring, infrequent and unusual if the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. To the extent that your adjustments do not meet the criteria for being "non-recurring," please revise your disclosures to change how you characterize these items. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Financial Condition and Cash Flows, page 50

3. In future filings, please revise to provide a more robust discussion of the changes in net cash provided by (used in) operating activities for each of the periods presented. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please show us in your supplemental response what the revisions will look like.

Item 15. Exhibits and Financial Statement Schedules, page 66

Note 1 – Significant Accounting Policies, page F-9

Insurance, page F-11

4. In future filings, please disclose your excess loss limits associated with each risk you are self-insured for. Please also quantify the dollar amount of your self-insurance accruals for each period presented. Please show us in your supplemental response what the revisions will look like.

Revenue Recognition, page F-12

5. As indicated on page 3 and elsewhere in your filing, we note you provide your customers with a comprehensive array of services. In future filings, please disclose how you account for these services. Also, with reference to Rule 5-03 of Regulation S-X, address the need to separately present service revenues and corresponding costs of service revenues. Please show us in your supplemental response what the revisions will look like.

Exhibit 23.1 – Consent of the Independent Registered Public Accounting Firm

6. We note that your auditor has consented to the incorporation by reference of their reports dated February 22, 2012 with respect to your consolidated financial statements and the effectiveness of your internal control over financial reporting for the year ended December 31, 2012. Please make arrangements with your auditor to have them provide a revised consent in an amendment to the Form 10-K which refers to their reports dated February 22, 2013 instead of February 22, 2012.

Exhibit 31 – Certifications

7. Your certifications omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file an amendment to your Form 10-K to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated. We further note that you have made certain modifications to paragraphs 2 and 3 of your management certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2013

8. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief